SJ ELECTRONICS, INC.
5F, 166 Sinhu 2nd Road
Neihu District, Taipei City 114
Taiwan

November 3, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Donna Levy, Esq.

Re:	Request for Withdrawal of
Registration Statement on Form S-1
File No. 333-152736

Dear Ms. Levy:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, SJ Electronics, Inc. (the "Company") hereby respectfully requests withdrawal of its Registration Statement on Form S-1, File No. 333-152736 (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2008. No securities have been sold pursuant to the Registration Statement.

Because of the Company’s current financial circumstances as reported in its current report on Form 8-K filed with the Commission on October 20, 2008, the Company’s board of directors has determined that the Company will not continue its efforts to effect the Registration Statement.

The Company's management believes that the Commission's approval of this request would be consistent with the public interest and the protection of investors. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have any questions regarding this matter, please contact Darren Ofsink, Esq., of Guzov Ofsink, LLC, legal counsel for the Company at (212) 371-8008.

Sincerely,

SJ ELECTRONICS, INC.

By:	/s/ Ming Liu
Ming Liu
Chairman and President